Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, California 92121

December 17, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Attention: Tim Buchmiller
Celeste Murphy, Legal Branch Chief

Re: Sorrento Therapeutics, Inc.
Registration Statement on Form S-3
Filed November 22, 2019
File No. 333-234869

Ladies and Gentlemen:

This letter responds to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Henry Ji, Ph.D., President and Chief Executive Officer of Sorrento Therapeutics, Inc., a Delaware corporation (the “Company”), in the letter dated December 4, 2019 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-3, filed on November 22, 2019 (File No. 333-234869) (the “Registration Statement”). The Company has also revised the Registration Statement in an Amendment No. 1 (the “Amendment No. 1”) as set forth below in response to the Comment Letter and is filing the Amendment No. 1 with the Commission concurrently with the submission of this letter.

Set forth below is the Staff’s comment (in bold italics) and the Company’s response thereto.

Registration Statement on Form S-3 filed November 22, 2019

Exhibit 3.3 – Amended and Restated Bylaws of Sorrento Therapeutics, Inc., page II-3

1.We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise your prospectus to clearly describe this provision and to describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that

U.S. Securities and Exchange Commission
December 17, 2019

there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company’s Amended and Restated Bylaws (the “Bylaws”) provide that, unless the Company’s Board of Directors consents to an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought by or on the Company’s behalf; (ii) any direct action asserting a claim against the Company or any of its directors or officers pursuant to any of the provisions of the General Corporation Law of the State of Delaware, the Company’s Restated Certificate of Incorporation or the Bylaws; (iii) any action asserting a claim of breach of fiduciary duties owed by any of the Company’s directors, officers or other employees to the Company’s stockholders; or (iv) any action asserting a violation of Delaware decisional law relating to the Company’s internal affairs. The forum selection provision does not apply to (a) actions in which the Court of Chancery in the State of Delaware concludes that an indispensable party is not subject to the jurisdiction of Delaware courts, or (b) actions in which a federal court has assumed exclusive jurisdiction to a proceeding. The provision is not intended to apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, while any person or entity purchasing or otherwise acquiring any interest in shares of the Company’s capital stock will be deemed to have notice of and consented to this provision, the provision will not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and the Company’s stockholders will not be deemed to have waived the Company’s compliance with these laws, rules and regulations.

The Company respectfully advises the Staff that it has revised its disclosures on page 4 of Amendment No. 1 to add a new risk factor to describe the risks and other impacts of the choice of forum provision on investors. The Company has also added disclosures to page 15 of Amendment No. 1 under the section titled “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws and the DGCL” under the subsection titled “Choice of Forum” to prominently describe the choice of forum provision in the Bylaws and to inform investors that such provision does not apply to any actions arising under the Securities Act or the Exchange Act. The Company respectfully advises the Staff that it will include these revised disclosures in its future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other applicable future filings with the Commission.

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U.S. Securities and Exchange Commission
December 17, 2019

Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the responses set forth in this letter, as applicable.

Thank you for your assistance.

Very truly yours,

SORRENTO THERAPEUTICS, INC.

By: /s/ Henry Ji, Ph.D.
Name: Henry Ji, Ph.D.
Title: President and Chief Executive Officer

cc: Jeffrey T. Hartlin, Paul Hastings LLP